Exhibit 1

Community Trust Bancorp, Inc.

346 North Mayo Trail

P.O. Box 2947

Pikeville, Kentucky 41502

NEWS RELEASE

FOR IMMEDIATE RELEASE

October 31, 2003

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, VICE CHAIRMAN, PRESIDENT & CEO, COMMUNITY TRUST BANCORP, INC., AT (606) 437-3294.

Community Trust Bancorp, Inc. (NASDAQ-CTBI) is pleased to announce the addition of James R. Ramsey to its Board of Directors. Dr. Ramsey is currently the president of the University of Louisville and serves as Professor of Economics and Public Administration in the College of Business and Public Administration. Prior to his appointment at U of L, he was Kentucky Governor Patton's Senior Policy Advisor and State Budget Director. Dr. Ramsey has held professional positions at the University of North Carolina, Chapel Hill, Western Kentucky University, Middle Tennessee University and Loyola University. He is an accomplished scholar and teacher, with more than 60 publications in the fields of economics and management. He received his Ph.D. in economics from the University of Kentucky and his undergraduate degree from Western Kentucky University.

"We are very pleased to have Dr. Ramsey join our board of directors. He brings with him a level of experience and knowledge that makes him a valuable addition to our board", said Jean R. Hale, Vice Chairman, President and CEO.

Community Trust Bancorp, Inc., with assets of $2.5 billion, is headquartered in Pikeville, Kentucky and has 69 banking locations across eastern, central, south central, and northeast Kentucky and 5 banking locations in southern West Virginia.